Ratification of Fidelity Bond with Respect to the Equity Fund

(For action by the Independent Trustees voting alone and then by the entire Board)

RESOLVED, that in light of the value of the anticipated aggregate assets, the access of covered persons to those assets, the arrangements for the custody and safekeeping of those assets by Investors Bank & Trust Company and the nature of the securities in the portfolio of the Green Century Equity Fund (the “Equity Fund”), the fidelity bond in effect for the period November 1, 2006 to November 27, 2006, in the amount of $1,500,000, covering the Equity Fund, the Domini Social Trust (the “Master Trust”), the Domini Social Investment Trust (the “Investment Trust”), the Domini Institutional Trust, and the Domini Advisor Trust (the “Insureds”) and Domini Social Investments LLC (“Domini”) was reasonable for the fidelity bond coverage required by Rule 17g-1 under the Investment Company Act of 1940 ( the “1940 Act”) and interpretive positions of the Securities and Exchange Commission; and

FURTHER RESOLVED, that the premium on such fidelity bond insurance be allocated among the Insureds in the following proportions: Domini shall be allocated 10% of the premium and the Master Trust on behalf of the Equity Trust and the Domini European Social Equity Trust and the Investment Trust on behalf of Domini Social Bond Fund shall be allocated 90% of the premium.